Exhibit 99.1

TransAlta Announces Redemption Price in Respect of its 6.650% Senior Notes due 2018

CALGARY, March 12, 2018 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announces that pursuant to its notice dated February 2, 2018 (the "Notice") relating to the redemption of all of its outstanding 6.650% Senior Notes due 2018 (the "Notes"), the redemption price for the Notes will be US$515,610,000. This redemption price consists of the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to the redemption date) of US$504,110,000 (based on a benchmark treasury rate of 1.508% plus 45 basis points), plus US$11,500,000 in accrued and unpaid interest to the redemption date for the Notes, all as calculated in accordance with the terms of the indenture governing the Notes.

The redemption date for the Notes is March 15, 2018, as set forth in the Notice.

"The repayment of these notes reflects our focus to reduce our corporate debt," said Donald Tremblay, Chief Financial Officer. "We will fund the maturity with approximately $300 million of cash on hand, proceeds from the Sundance PPA termination, expected at the end of March, and our credit facility.  Over the past two years we have reduced our debt by $900 million and we are committed to our deleveraging strategy over the next three years."

This press release does not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any security and shall not constitute an offer, solicitation, sale or purchase of any securities in any jurisdiction in which such offering, solicitation, sale or purchase would be unlawful.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements.  More particularly, this press release contains forward-looking statements and information relating to: the redemption price for, and timing of, the redemption of the Notes; and the Company's strategy of debt reduction and source of funds for the repayment of the Notes. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made and reflect TransAlta's plans. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, but are not limited to: any failure of TransAlta to complete the redemption of the Notes as planned; and the sources of financing for the redemption of the Notes as planned.  Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/March2018/12/c1199.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:44e 12-MAR-18